Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

NOTICE OF 2021 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2021 annual general meeting (the “AGM”) of Guangshen Railway Company Limited (the “Company”) will be held at The Meeting Room, 3/F, No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China (the “PRC”) on Thursday, June 16, 2022 at 9:30 a.m. to consider and, if thought fit, pass the following resolutions of the Company:

ORDINARY RESOLUTION

1.	THAT the work report of the board of directors of the Company for the year 2021 be and is hereby reviewed and approved.

2.	THAT the work report of the supervisory committee of the Company for the year 2021 be and is hereby reviewed and approved.

3.	THAT the audited financial statements of the Company for the year 2021 be and are hereby reviewed and approved.

4.	THAT the profits distribution proposal of the Company for the year 2021 be and is hereby reviewed and approved.

5.	THAT the financial budget of the Company for the year 2022 be and is hereby reviewed and approved.

6.

THAT the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the auditors of the Company for the year 2022 and their remunerations be and are hereby reviewed and approved.

7.	THAT the establishment of a nomination committee be and is hereby reviewed and approved.

Notes:

(1)

For the purpose of determining the list of holders of H shares of the Company (“H Shares”) that are entitled to attend and vote at the AGM, the register of members of H Shares will be closed from Tuesday, May 17, 2022 to Thursday, June 16, 2022 (both days inclusive), during which period no transfer of H Shares will be registered. If any holder of H Shares intends to attend and vote at the AGM, all transfers, accompanied by the relevant share certificates, must be lodged with Computershare Hong Kong Investor Services Limited, the Company’s registrar for H Shares, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Monday, May 16, 2022. Holders of H Shares whose names appear on the register of members of the Company at 4:30 p.m. on Monday, May 16, 2022, or their proxies, are entitled to attend and vote at the AGM. Holders of A shares of the Company will be given a separate notice of the AGM.

(2)	Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend the AGM and vote on such shareholder’s behalf.

(3)	Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4)

The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is a corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or any other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or any other authority, must be delivered to the registered office of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

(5)

Shareholders who intend to attend the AGM are requested to deliver the reply slip to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC, in person, by post or by facsimile on or before Friday, May 27, 2022.

(6)	The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own travelling, accommodation and other related expenses.

(7)

The Novel Coronavirus (the “COVID-19”) pandemic is currently under effective control in the PRC through the continuous prevention and control efforts. Nevertheless, in view of the uncertainties of the COVID-19 pandemic, certain precautionary measures will be implemented at the AGM to protect attendees and staff from the risk of infection, which include, without limitation:

(i)	all attendees will be required to undergo compulsory body temperature check;

(ii)	all attendees will be required to wear face masks prior to admission to the meeting venue;

(iii)	all attendees will be required to wear face masks throughout the AGM and sit at a distance from other attendees; and

(iv)	all attendees will be required to present their Itinerary Code (行程碼), Health Code (健康碼) and a valid negative nucleic acid and results for inspection.

To the extent permitted by law, the Company reserves the right to deny entry into the AGM venue by attendees who do not comply with the precautionary measures above.

The company reminds shareholders who intend to attend the AGM in person that they should carefully consider the risks of attending the AGM in person, taking into account their own personal circumstances. Furthermore, the Company encourages shareholders to exercise their voting rights at the AGM by appointing the Chairman of the AGM as their proxy and to return their proxy forms by the time specified, instead of attending the AGM in person.

Registered office of the Company:
No.1052 Heping Road, Luohu District Shenzhen, Guangdong Province
The People’s Republic of China Telephone: 86-755-25588150
Facsimile: 86-755-25591480

By order of the Board
Guangshen Railway Company Limited Tang Xiangdong
Company Secretary

Shenzhen, the PRC

April 28, 2022

As at the date of this notice, the executive directors are Mr. Wu Yong, Mr. Hu Lingling and Mr. Zhou Shangde; the non-executive directors are Mr. Guo Jiming, Mr. Hu Dan and Mr. Zhang Zhe; and the independent non-executive directors are Mr. Frederick Ma Si-Hang, Mr. Tang Xiaofan and Mr. Qiu Zilong.